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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69295

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Copper Financial Network, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__9777 Ridge Drive, Suite 360__
(No. and Street)

__Lenexa__	__KS__	__66219__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Haggerty__	__(913) 905-8116__	__mhaggerty@cacu.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__FORVIS MAZARS, LLP__
(Name – if individual, state last, first, and middle name)

__1201 Walnut Street, Suite 1700__	__Kansas City__	__MO__	__64106-2246__
(Address)	(City)	(State)	(Zip Code)

__10/16/2003__	__686__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael Haggerty_ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Copper Financial, LLC_ _____, as of _12/31_ _____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Michael Haggerty (Feb 27, 2026 09:07:04 CST)

_____

Title:

President

_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Copper Financial Network, LLC

Financial Statement

Year Ended December 31, 2025

Filed as public information pursuant to rule 17a-5(d) under Securities Exchange Act of 1934.

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
 CommunityAmerica CUSO One, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Copper Financial Network, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2018.

Kansas City, Missouri

February 26, 2026

Copper Financial Network, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	2,819,957
Receivables:	
Advisory fees	116,227
Commissions	414,209
Other receivables	235,730
Total receivables	766,166
Prepaid expenses	154,511
Fixed assets, net	58,614
Operating lease right-of-use assets	224,903
Total assets	$ 4,024,151

Liabilities and Equity

Accounts payable	331,249
Accrued expenses	853,176
Commissions payable	426,325
Operating lease liabilities	227,603
Total liabilities	1,838,353
Members equity	7,075,000
Retained deficit	(4,889,202)
Total member's equity	2,185,798
Total liabilities and member's equity	$ 4,024,151

See accompanying notes to financial statements.

(1)   Nature of Organization

Copper Financial Network, LLC (Company) is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the SEC. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company was formed for the purpose of providing investment services, including sales of equities, corporate debt, mutual funds, U.S. government and municipal securities. The Company is also engaged in sales of life insurance and annuities, brokered certificates of deposits, and financial planning and advisory services.

The Company is a subsidiary of CommunityAmerica CUSO One, LLC (CUSO One), a subsidiary of CommunityAmerica Credit Union (CACU), a state chartered natural person credit union, and the ultimate parent of the Company. The Company derives the majority of revenue from referrals and relationships with CACU as the majority of the Company's customers are also members of CACU. Therefore, a change in ownership, operating structure, or membership of CACU could have a significant adverse impact on the Company's operations.

The Company clears transactions for its brokerage customers on a fully-disclosed basis with Apex Clearing Corporation. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule. The Company has other business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5. These activities include direct business, primarily sales of life insurance and annuities, as well as investment advisory services to non-brokerage customers.

(2)   Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States (GAAP) and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - The Company, at times, maintains cash deposits in excess of federally insured limits. At December 31, 2025, the Company's uninsured cash balances totaled $1,912,420. Management monitors the soundness of these financial institutions and believes the Company's risk is negligible.

As of December 31, 2025, the Company held cash deposits at CACU totaling $887,842.

Income Taxes - The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes. At December 31, 2025, the Company believes it has retained its' non-taxable status, and therefore does not have any uncertain tax positions which did not meet the more likely than not measurement threshold. The current and prior two tax years remain subject to examination by U.S. federal and most state tax authorities.

(3)   Related Party Transactions

The Company operations are highly dependent on its relationship with CACU, the parent. Substantially all revenues are earned from referrals of CACU's members to the Company and certain expenses result directly from agreements with CACU. The Company has an expense sharing agreement with CACU that provides for the reimbursement of certain expenses incurred by CACU that are allocable to, and therefore, paid by the Company, including accounting, human resources, technology, and general overhead

expenses. A net payable to CACU with a balance of $130,495 is included in accounts payable on the statement of financial condition as of December 31, 2025.

The Company has an expense sharing agreement with CUSO One that provides for the reimbursement of certain expenses incurred by CUSO One that are allocable to, and therefore, paid by the Company, related to technology, labor, and overhead expenses.

The Company leases space from CACU on an annual basis at a fixed rate cost per occupied square foot as set forth in the expense sharing agreement. The lease is renewed annually, and lease expense may change based on the occupied square footage.

Other relationships include deposits of cash with CACU and participation in a retirement plan sponsored by CACU, as described below. In addition, registered representatives of the Company are occasionally advanced commissions in the form of a draw, which is repaid through earned income in subsequent months. At December 31, 2025, there were $5,417 in outstanding draws which are included within other receivables on the statement of financial condition.

(4)   **Notes Receivable**

The Company may extend loans to its financial advisor employees as a recruiting tool during the hiring process. The notes are structured in the form of retention loans, and include terms such as; unsecured, non-interest-bearing, and interest bearing loans (between 5 and 13%) and various terms which allow for forgiveness of the outstanding balances if certain service or performance conditions are achieved by the financial advisors.

At the beginning of 2025 there were two unsecured notes receivable issued to two advisors totaling $269,000. During 2025, the Company renegotiated the employment agreements for the two advisors with issued notes receivable. As part of these updated employment agreements, the Company forgave and wrote-off the full balance of the notes receivable.

(5)   **Retirement Plan**

Employees participate in a qualified, defined contribution retirement plan sponsored by CACU. An employee is eligible for the plan upon hire and must work at least 1,000 hours per year. Contributions to the plan are funded by employee contributions with the Company matching 100% of the employee's contribution on the first 6% of the employee's contribution. The Company may also make a discretionary employer contribution. Accrued contributions of $288,685 as of December 31, 2025 are included in accrued expenses in the statement of financial condition.

(6)   **Leases**

The Company primarily has operating leases for office space. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term for those arrangements where there is an identified asset and the contract conveys the right to control its use. The Company uses its incremental borrowing rate based on the remaining lease term to determine the present value of future lease payments. As of December 31, 2025, the ROU asset recognized on the Company's balance sheet totaled $224,903 and lease liability recognized on the Company's balance sheet totaled $227,603. For leases with a remaining term of 12 months or less, an election was made not to recognize a ROU asset or lease liability for all asset classes, and to recognize lease expense for these leases on a straight-line basis over the lease term.

Other information related to lease liabilities recognized as of and for the year ended December 31, 2025 consisted of the following:

Weighted average remaining lease term (years)	4.83
Weighted average discount rate	4.16%
Cash paid for amounts included in the measurement of lease liabilities	$ 61,187

Maturities of lease liabilities as of December 31, 2025 are as follows:

2026	$ 62,411
2027	63,659
2028	64,932
2029	55,010
Total lease payments	246,012
Less: Interest	(18,409)
Present value of lease liabilities	$ 227,603

(7) **Commitments and Contingencies**

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Concentrations, Credit Risk and Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not open or establish accounts on behalf of its customer and does not clear its own securities and futures transactions. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information. When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk. As such, any risk associated with concentration of credit is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

(8) **Segment Reporting**

The Company is engaged in a single line of business of providing investment services, which is compromised of several classes of services including sales of securities, sales of life insurance and annuities, and financial planning and advisory services.

The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay

dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(9)   Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(10)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $50,000 or 6 2/3% of aggregate indebtedness. Employee advances, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At December 31, 2025, the Company had net regulatory capital of $1,910,517, which was $1,803,134 in excess of the required net capital of $107,383. Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of December 31, 2025, the ratio of aggregate indebtedness to net capital for the Company was 0.84 to 1.

(11)   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2026.